Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

The following table shows the combined ratio of earnings to fixed charges and preferred dividends for Nexstar Broadcasting, Inc. and Mission Broadcasting, Inc. for the periods indicated. You should read this table together with the consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Nexstar Broadcasting Group, Inc. and the financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Mission Broadcasting, Inc. included in their respective Annual Reports on Form 10-K, as amended or supplemented to date, as filed with the Securities and Exchange Commission. The ratio of earnings to fixed charges and preferred dividend was computed by dividing earnings from continuing operations before income taxes and fixed charges by fixed charges. Fixed charges consist of interest expense, including the amortization of debt discounts and financing costs, and a portion of rent expense deemed representative of the interest factor.

(in thousands, except for ratio amounts)	Six Months Ended June 30,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Income (loss) before income taxes	$14,988	$(3,955)	$10,969	$(24,256)	$(72,599)	$(474)
Fixed charges:
Interest expense	25,483	51,507	48,394	33,083	38,113	41,443
Estimated interest within rent expense	924	1,819	2,096	2,060	2,014	1,807

Total fixed charges	26,407	53,326	50,490	35,143	40,127	43,250

Income (loss) before income taxes and fixed charges	$41,395	$49,371	$61,459	$10,887	$(32,472)	$42,776
Ratio of earnings to fixed charges	1.57	—	1.22	—	—	—
Deficiency to cover fixed charges(1)	$—	$3,955	$—	$24,256	$72,599	$474

(1)	Coverage deficiency represents the amount by which earnings were insufficient to cover fixed charges.